October 29, 2010

Mr. Stephen T. Zarrilli
Senior Vice President and Chief Financial Officer
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, Pennsylvania 19087

      Re: Safeguard Scientifics, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed on March 16, 2010
              File No. 001-05620

Dear Mr. Stephen T. Zarrilli:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Cicely LaMothe
                        Branch Chief